Exhibit 11
Computation of Per Share Earnings

	Three Months Ended				Six Months Ended
	April 30,				April 30,
	2007		2006		2007		2006
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$4,680	$4,680	$3,929	$3,929	$10,075	$10,075	$6,962	$6,962

Weighted-average shares
outstanding	6,373	6,373	6,291	6,291	6,373	6,373	6,291	6,291

Dilutive effect of stock options	--	58	--	86	--	54	--	86
	6,373	6,431	6,291	6,377	6,373	6,427	6,291	6,377

Income per common share	$0.73	$0.73	$0.62	$0.62	$1.58	$1.57	$1.11	$1.09

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